

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Anthony Folger
Executive Vice President and Chief Financial Officer
Progress Software Corporation
15 Wayside Road, Suite 400
Burlington, Massachusetts 01803

> **Re: Progress Software Corporation**
> **Form 10-K for the fiscal year ended November 30, 2023**
> **Response dated April 15, 2024**
> **File No. 000-19417**

Dear Anthony Folger:

We have reviewed your April 15, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024 letter.

Form 10-K for the Fiscal Year Ended November 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Select Performance Metrics, page 29

1. We note from your response to prior comment 2 that you include contracts with terms of less than one-year in your ARR calculations based on the assumption that such short-terms contracts will renew. You also state that the short-term contracts "typically" renew in a manner similar to annual and multi-year contracts. Please clarify what is meant by "typically" renew and tell us the percentage of revenue and/or ARR related to short-term contracts for each period presented. Also, tell us and revise your next Form 10-Q filing to disclose the renewal rates for such contracts to add context to inclusion of short-term contracts in your ARR calculations.

Notes to Consolidated Financial Statements
Note 18. Business Segments and International Operations, page 72

2.   We note your response to prior comment 4. Please expand on your analysis supporting your conclusion that each of your product brands are similar for the purpose of providing disclosures pursuant to ASC 280-10-50-40. As part of your response, ensure you address the following:

- Describe <u>each</u> product in detail and discuss their similarities and differences. For example, explain how MOVEit, a managed file transfer software for managing and controlling the movement of sensitive files is similar to Semaphore, a semantic AI platform that transforms data into meaningful insights, or how OpenEdge, an application development platform for business-critical applications needing high performance, high availability and flexible deployment options is similar to WhatsUp Gold, a network infrastructure monitoring software that provides visibility into all network devices, servers, virtual machines, cloud and wireless environments to find and fix network problems.
- Describe the role that each of your products plays in enabling organizations to develop and deploy mission-critical applications and manage data platforms, cloud and IT infrastructure.
- You include various products on your website in groups that have Executive Vice Presidents (EVP) and General Managers (GM) assigned to them (e.g., Data Platform, Digital Experience and Infrastructure Management & Operations) and other products in groups that do not (e.g., Data Connectivity and Secure File Transfer). Explain each of these groups, why you grouped products in this manner and how you considered them in your analysis of similarity.
- Tell us whether the CODM receives profitability information at a lower level than consolidated results, such as for the groupings that line up with the EVPs and GMs, other groupings, or for individual products (e.g., OpenEdge).
- Clarify whether all products are marketed directly to end-users and indirectly to both ISVs and OEMs. To the extent certain products are sold, for example, only through ISVs while others are sold only directly to end-users, explain how that factored into your analysis. In this regard, you state some products are sold directly while others are sold indirectly to ISVs and OEMs.
- Clarify how customers are similar or different for each product line. In this regard, explain what is meant by your reference to a "mix of customers across products in vertical industries." Provide us with a breakdown of customer type and industry for each product offering. To the extent that a given product has multiple types of customers and/or industries, quantify the portion of revenue derived from each type of customer or industry.

Anthony Folger
Progress Software Corporation
May 6, 2024
Page 3

   Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Jon Venick